SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______to _______

Commission file number: 333-17079

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED

1290 WALL STREET WEST

LYNDHURST, NEW JERSEY 07071

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4-7

Additional Information *

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2004	8-9

Signature	10

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Profit Sharing Plan of Quest Diagnostics Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 21, 2005

The Profit Sharing Plan of Quest Diagnostics Incorporated

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at Fair Value	$1,568,228,052	$1,237,202,875
Participant Loans	52,737,065	41,670,117
Total Investments	1,620,965,117	1,278,872,992
Contributions Receivable:
Employer	2,016,223	–
Participants	3,142,849	–
Total Contributions Receivable	5,159,072	–
Cash and Cash Equivalents	7,636,495	7,896,280
Other Assets	7,917	18,011
Net Assets Available for Benefits	$1,633,768,601	$1,286,787,283

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

2004
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividends	$43,317,436
Net Appreciation in Fair Value of Investments	164,535,792
Investment Income	207,853,228
Contributions:
Employer	63,587,180
Participants	108,615,154
Total Contributions	172,202,334
Total Additions	380,055,562
Deductions from Net Assets Attributed to:
Benefits Paid to Participants	97,587,316
Other Fees	354,840
Total Deductions	97,942,156
Net Increase	282,113,406
Transfers from Other Plans	64,867,912
Net Assets Available for Benefits:
Beginning of Year	1,286,787,283
End of Year	$1,633,768,601

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements

1.	Description of the Plan

Background – The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”), is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Effective February 2, 2004, the Unilab 401(k) Plan (the “Unilab Plan”) was merged into the Plan. Participant account balances totaling $62,955,647 were transferred from the Unilab Plan into the Plan. In addition, there were outstanding participant loans totaling $1,912,265 transferred into the Plan from the Unilab Plan. The assets from the Unilab Plan were liquidated and the money was transferred to the investments in the Plan with similar investment objectives, unless redirected by the participant.

Eligibility and Participant Contributions – All eligible employees who have completed one month of service may participate in the Plan. The maximum Basic Contribution is 6%. Participants may elect to make a Supplemental Contribution of between 1% and 29%. Catch-up contributions (as defined in the Internal Revenue Code) are permissible for eligible participants. Participants’ contributions are generally remitted to the Plan within one-to-two weeks from when the payroll deductions are made.

Company Matching Contributions – The Company matches 100% of the participants’ Basic Contribution in cash after the participant completes twelve months of service with the Company. The Company may make additional contributions at the discretion of the Company’s Board of Directors. Company contributions are remitted to the Plan at the same time that the corresponding participants’ contributions are remitted.

Vesting – Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. “Prior Unilab Employer Contributions” merged into the Plan from the Unilab Plan are subject to four-year vesting requirements as follows: 10% after one year of vesting service, 20% after two years of vesting service, 50% after three years of vesting service and 100% after four years of vesting service.

Investment Options – Participants may elect to have their voluntary contributions and the Company contributions invested in any or all of the open investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may elect to have their voluntary contributions and the Company contributions invested in common shares of the Company. Contributions and transfers into the Covance Stock fund and the Corning Stock fund are prohibited. Participants are permitted to transfer money invested in these funds into other funds. Effective July 30, 2004, the Managed Income Portfolio II Class 3 fund was added to the Plan, with the assets from the Managed Income Portfolio II Class 2 fund transferred into the Managed Income Portfolio II Class 3 fund. With the addition of the Managed Income Portfolio II Class 3 fund, all new contributions to the Managed Income Portfolio II Class 2 fund were prohibited.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

Distribution Options – Participants can elect to have their benefit distributions paid in the form of a lump sum distribution or by monthly, quarterly or annual installments.

Withdrawals – Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals at age 59 ½. Participant benefit claims which have been processed and approved but not paid (i.e., distributions payable) are recorded as a reduction to net assets available for benefits when paid.

Forfeitures – Forfeited nonvested accounts are used to reduce future employer contributions.

Plan Administration – The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company’s Board of Directors. The Plan’s trustee and recordkeeper are Fidelity Management Trust Company (“Fidelity”) and Fidelity Investments Institutional Operations Company, Inc., respectively.

Loans to Participants – Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the participant’s vested portion of their account value. These loans bear interest at prevailing market interest rates at the time the loans are issued.

Parties-in-Interest – Certain Plan investments are shares of mutual funds and common collective trusts managed by FMRC and Fidelity. These transactions qualify as party-in-interest transactions. As of December 31, 2004, the total market value of investments in the mutual funds managed by Fidelity was $1,114,428,347.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Incorporated Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2004, the market value of investments in the Quest Diagnostics Incorporated Stock Fund was $431,661,171.

Tax Status – The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. However, the Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Termination – The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements - continued

2.	Summary of Significant Accounting Policies

Method of Accounting – The Plan maintains its financial records on the accrual basis of accounting.

Benefits – Benefits are recorded when paid.

Valuation of Investments – Investments are stated at fair value. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Shares of common stock are valued at the quoted market price. Shares of common/collective trusts are valued at the net asset value of the shares held by the Plan at year end as reported by the trustee. Participants’ loans are valued at cost, which approximates fair value.

Administrative Expenses – Accounting fees and certain administrative expenses of the Plan are currently paid by the Company.

Other Fees – Loan origination and certain distribution fees are charged against participant accounts. Prior to April 1, 2005, trustee fees for the Quest Diagnostics Incorporated Stock Fund were charged against participant accounts holding Quest Diagnostics common stock; effective April 1, 2005 such fees have been waived by the trustee.

Security Transactions and Investment Income – Realized and unrealized gains (losses) on securities are included in Net Appreciation in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

Cash and Cash Equivalents – Cash and cash equivalents include highly-liquid investments with maturities of three months or less.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for participant-directed investment of their voluntary contributions and the Company contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Profit Sharing Plan of Quest Diagnostics Incorporated Notes to Financial Statements - continued
3.	Net Appreciation in Fair Value of Investments

For the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

		2004
Type of Investment
Mutual Funds		$56,502,442
Common Stock		108,033,350
Net Appreciation in Fair Value of Investments		$164,535,792
4.	Investments

The following presents investments that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003:

		2004	2003
Quest Diagnostics Incorporated (4,517,647 and 4,787,180 shares, respectively)		$431,661,171	$349,990,730
Fidelity Puritan (18,688,893 and 14,155,879 shares, respectively)		354,154,532	261,459,088
Fidelity Magellan (1,983,918 and 1,848,465 shares, respectively)		205,910,838	180,668,922
Fidelity Managed Income Portfolio II Class 3 (156,558,652 shares)		156,558,652	–
Fidelity Managed Income Portfolio II Class 2 (143,122,316 shares)		–	143,122,316
Fidelity Contrafund (1,629,852 and 1,474,845 shares, respectively)		92,477,812	72,783,594
5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$1,633,768,601	$1,286,787,283
Contributions receivable	5,159,072	–
Net assets available for benefits per the Form 5500	$1,628,609,529	$1,286,787,283

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i
Schedule of Assets (Held at End of Year) December 31, 2004

Identity of Issue	Description	Shares/Units	Cost	Current Value
Quest Diagnostics Incorporated*	Common Stock	4,517,647	$144,652,471	$431,661,171
Fidelity Puritan*	Mutual Fund	18,688,893	334,871,078	354,154,532
Fidelity Magellan*	Mutual Fund	1,983,918	191,658,808	205,910,838
Fidelity Managed Income Portfolio II Class 3*	Common/Collective Trust	156,558,652	156,558,652	156,558,652
Fidelity Contrafund*	Mutual Fund	1,629,852	77,800,175	92,477,812
Fidelity Low-Priced Stock*	Mutual Fund	1,585,580	48,749,777	63,819,576
Fidelity Equity-Income*	Mutual Fund	855,806	39,983,170	45,169,416
Fidelity Diversified International*	Mutual Fund	1,750,139	38,544,905	50,123,978
Spartan U.S. Equity Index*	Mutual Fund	1,022,165	40,696,551	43,809,982
Fidelity Growth & Income*	Mutual Fund	807,938	29,661,285	30,871,306
Fidelity U.S. Bond Index*	Mutual Fund	3,365,458	37,560,050	37,491,204
Corning Stock	Common Stock	1,543,804	9,887,985	18,170,573
Fidelity Over-the-Counter Portfolio*	Mutual Fund	210,649	6,562,527	7,307,423
Fidelity Freedom 2010*	Mutual Fund	584,918	7,507,452	7,966,582
Fidelity Freedom 2020*	Mutual Fund	641,973	8,111,378	8,961,942
Fidelity Freedom 2030*	Mutual Fund	324,135	4,008,711	4,563,818
Covance Stock	Common Stock	102,399	1,380,864	3,967,961

The Profit Sharing Plan of Quest Diagnostics Incorporated	Schedule H, line 4i
Schedule of Assets (Held at End of Year) - continued December 31, 2004

Identity of Issue	Description	Shares/Units	Cost	Current Value
Fidelity Freedom 2040*	Mutual Fund	287,806	2,160,870	2,380,155
Fidelity Freedom 2000*	Mutual Fund	153,165	1,788,010	1,850,239
Fidelity Freedom Income*	Mutual Fund	89,698	996,977	1,010,892
Participant Loans*	**		–	52,737,065
Fidelity Institutional Cash Portfolio*	Money Market Fund	7,636,495	7,636,495	7,636,495
			$1,190,778,191	$1,628,601,612

*	“Party-in-interest” to the Plan.
**	Rates approximate prime plus 1%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 24, 2005

The Profit Sharing Plan of

Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann
Robert A. Hagemann Member of the Quest Diagnostics Incorporated Employee Benefits Administration Committee, Plan Administrator